082-35116

SEC Mail
Mail Processing
Section

MAR 06 2008

Washington, DC
109

08001122

SUPPL

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

March 6, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find translations of the following documents:

- an Immediate Report regarding the Reaction to News Item, dated March 2, 2008;
- an Immediate Report regarding Leumi-Card Financial Statements, dated March 4, 2008;
- an Immediate Report regarding Financial Statements- Bank Leumi UK, dated March 4, 2008;
- an Immediate Report regarding Financial Statements- Bank Leumi USA, dated March 4, 2008; and
- an Immediate Report of a Change in the Securities of the Corporation, dated March 3-6, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

dlw 3/11

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

2 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Reaction to News Item

In relation to the news item appearing in the "Calcalist" newspaper regarding negotiations for the sale of its holdings in the Hot cable television company, Bank Leumi le-Israel B.M. (the "Bank") announces during the last year the Bank has held negotiations with various parties with regard to the sale of its shares in Hot. The Bank is currently engaged in negotiations with a number of parties in relation to the sale, but none of these negotiations has yet reached fruition.

Date and time at which the corporation first became aware of the event or matter:
2 March 2008 at 10:20am.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Leumi Card Ltd., today published its financial statements for 2007.

- Net profit amounted to NIS 104 million in 2007, an increase of 27% compared with 2006.

- Net profit for the fourth quarter of 2007 amounted to NIS 29 million, an increase of 21% compared with the corresponding period in 2006.

- Total income in 2007 amounted to NIS 680 million, an increase of 16% compared with 2006. Total income in the fourth quarter of 2007 amounted to NIS 184 million, an increase of 15% compared with the corresponding quarter in 2006.

- Total consolidated assets reached some NIS 6 billion on 31 December 2007, an increase of 18% compared with some NIS 5 billion on 31 December 2006.

- The aggregate net number of valid cards reached 1.48 million, an increase of 14% compared with 2006 (1.5 million at the end of February 2008). The number of active cards reached 1.26 million (85% of valid cards), an increase of 13.5% compared with 2006. Of total cards, some 188,000 were MasterCard cards (18% of total cards, an increase of 9%), with the remaining some 1.3 million cards being Visa cards.

- The number of non-bank affiliated cards amounted to some 280,000 (19% of all cards), an increase of 69% compared with 2006, of which 209,000 cards were revolving credit cards bearing the "Multi" brand. The number of active non-bank affiliated cards reached some 229,000 (18% of all valid cards), an increase of 78% compared with 2006.

- During 2007, the scope of Leumi Card's non-bank credit increased by 45% compared with 2006, and reached NIS 1.37 billion.

- Profit from net interest income amounted to NIS 55 million, an increase of 53% compared with 2006, and arises from an increase of 42% in interest income from credit to private customers to NIS 51 million, and an increase of 48% in interest income from commercial credit to NIS 37 million. Profit from credit in the field of issuing increased by 100% and amounted to NIS 26 million, while profit from acquiring increased by 31% to NIS 21 million.

Date and time at which the corporation first became aware of the event or matter:
4 March 2008 at 13:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Financial Statements – Bank Leumi UK

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Bank Leumi (UK) plc approved its financial statements for 2007.

See attached Notice in this regard

Date and time at which the corporation first became aware of the event or matter:
4 March 2008 at 14:45.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

leumi
Bank Leumi (UK) plc

PRESS RELEASE

BANK LEUMI (UK) PLC

BANK LEUMI (UK) ANNOUNCES ANOTHER YEAR OF GROWTH IN 2007

London,
26th February 2008

Bank Leumi (UK) today announced its results for 2007.

In a year of continued growth for the Bank, **total assets rose by 11% to £1.4 billion**.

For the first time, **lending to customers reached £1 billion** compared with £0.8 billion in the previous year (+28%), and **customer deposits increased to £1.2 billion** compared with £1 billion for 2006 (+14%).

Profit on ordinary activities before tax reached £16.9 million and the pre-tax return on equity for 2007 amounted to 20% compared with 16.7% in 2006.

Post-tax profit for the 2007 financial year amounted to £12.1 million and the Bank's key performance indicator, the net return on capital employed, improved to 14.3% compared with 11.5% in 2006.

Although there is a decrease of 4% in post-tax profit as against the previous year these results are not comparable due to the change in capital structure and the resulting effect of the additional interest paid on loan capital in 2007. Putting the results on the same footing for both years would result in a year-on-year increase in post-tax profit of 7%.

Highlights of the year include:

- Significant growth in Commercial and Corporate Banking.
- Continued strong returns from commodity finance and property finance activities including broadening the activities in Western Europe.
- Increasing business with Israeli corporates investing in the UK and Europe.

- The first full year and establishment in the market place of the Invoice Discounting and Factoring subsidiary, Leumi ABL Ltd, broadening the scope of the Bank's commercial lending activity.

- Restructuring and refocusing of the Bank's Private Banking and Wealth Management division.

- Restructuring the capital resources of the Bank.

Commenting on the 2007 results Miki Friedman, Managing Director & CEO said:

"Since my arrival at Bank Leumi UK in October 2007 I have been impressed by the professionalism and energy of my staff. They are to be congratulated on achieving such excellent results against a background of widespread turmoil in the international credit markets and economic uncertainty at home and abroad.

My objective in the coming years is to build on the firm foundations for growth laid by my predecessor, Baruch Lederman, and to continue to provide our customers with the first class service they have come to expect from Bank Leumi (UK)."

- END -

Note to Editors

Bank Leumi (UK) provides financial services to UK and International clients through its Head Office in London, Northern branch based in Manchester, Offshore Banking and Trust subsidiaries in Jersey, and its Factoring and Invoice Discounting subsidiary in Brighton.

The Bank's main areas of activity include trade finance, with a particular expertise in financing cross border trading in commodities and financing trade with Israel; commercial and residential property finance in the UK; providing general commercial finance to a wide range of businesses and the financing of the media sector, particularly film and television production, where the Bank has extensive experience. The Bank also specialises in UK and International Private Banking and Wealth Management. Private Banking Relationship Managers offer advisory investment management services as well as an extensive choice of deposits and investment accounts including structured products. Working closely with the Bank's Treasury Department, services such as foreign exchange, money market and derivatives for hedging purposes are also provided.

Bank Leumi (UK) is a subsidiary of the Bank Leumi le-Israel Group which has assets in excess of $60 billion. The group has a dominant share of the domestic Israeli banking market and the largest overseas network of any Israeli bank, with more than 50 offices in 20 countries around the world.

Bank Leumi (UK) continues its policy of "Relationship Banking" aiming to provide all of its customers with the highest quality service.

For further information, please contact:

Moshe Langerman mlangerman@bankleumi.co.uk
020 7907 8031 www.bankleumi.co.uk

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Financial Statements – Bank Leumi USA

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Bank Leumi USA approved its financial statements for 2007.

See attached Notice in this regard

Date and time at which the corporation first became aware of the event or matter:
3 March 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

BANK LEUMI USA
MEMBER FDIC

Press Release

Contact: **Bank Leumi USA**
Leslie B. Kahle
212-626-1182
leslie.kahle@leumiusa.com

BANK LEUMI USA REPORTS 2007 YEAR-END RESULTS

Total Assets $5.8 Billion
Net Income of $30.5 Million
ROE 7.6%

New York, NY – Bank Leumi USA (BLUSA) reports full year 2007 net income of $30.5 million and total assets of $5.8 billion compared with net income of $25.8 million and total assets of $5.8 billion for the year ended December 31, 2006. Return on equity was 7.6% compared to 7.1% for the prior year. Net income for the fourth quarter was $8.9 million compared with $7.2 million for the fourth quarter of 2006.

Total assets of $5.8 billion at December 31, 2007 are higher by $63 million as compared to total assets at December 31, 2006. Loans increased by $453 million to $3,516 million, a 14.8% increase over 2006 levels. Loan growth is primarily attributable to expanded activities in our U.S. and International Lending groups. Assets under management grew to $8.4 billion, an increase of 8.8% over 2006 levels.

"We are pleased with our fourth quarter and full year 2007 financial results. Our net income increased by 18% for the year ended December 31, 2007 with a 16% increase in quarterly income as compared to third quarter of 2007. Our strong financial results continue to be driven by growth in our loan portfolio and fee based income from private banking activity. The economic and market changes over the past six months have created challenges for financial institutions everywhere. Bank Leumi USA's strategy, however, of managed growth will continue into 2008. We are confident that by continuously strengthening our private banking business and seeking out high quality lending relationships, along with the addition of key business developers and investment in our technology infrastructure, we will continue to positively impact our performance in 2008 and beyond," stated Mr. Uzi Rosen, president and chief executive officer of Bank Leumi USA. Mr. Rosen added that, "Our capital remained strong with tier 1 capital of 8.2%, which exceeds regulatory requirements and positions us to take advantage of opportunities for growth in our key markets."

Net Interest Income

Net interest income for the year totaled $110.5 million, representing an increase of $17.2 million from 2006. The increase is due to growth in the loan portfolio and widened interest rate spreads.

Non-Interest Income

Non-interest income totaled $49.4 million for the year compared to $47.6 million in 2006. The improvement of $1.8 million as compared to last year was primarily due to an increase in fee income from private banking activities, partially offset by the revaluation adjustment on trading derivatives and certain Certificates of Deposit elected under Statement of Financial Accounting Standard (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

Non-Interest Expense

Non-interest expense totaled $109 million for 2007, an increase of $9.0 million or 9% over last year. This increase is primarily due to higher compensation expense and technology costs supporting our planned business growth.

Loans and Allowance for Loan Losses

Year end loans of $3.5 billion were $453 million or 14.8% higher than year end 2006. The Allowance for Loan Losses was $63 million as of year end and represents a ratio of 1.79% of total loans and is almost 3 times the level of non-performing loans.

Equity and Capital Adequacy

Shareholders' Equity was $455 million as of December 31, 2007 compared to $416 million as of year end 2006. This change is due to net income of $30.5 million, an adjustment to opening retained earnings at January 1, 2007 of $5.9 million related to the adoption of SFAS No. 159, the reversal of unrealized losses on available for sale securities of $12.8 million, and the recognition of accumulated other comprehensive loss of $10.2 million, primarily due to previously unrecognized actuarial losses as a result of adoption of SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans."

Bank Leumi USA's tier 1 risk-based, total risk-based and leverage capital ratios were 8.23%, 11.03% and 7.37%, respectively, as of December 31, 2007, and remain in excess of regulatory requirements.

Bank Leumi USA is an FDIC-insured commercial bank that provides financial services to middle-to upper-middle market firms and international businesses through offices in New York, Illinois, California and Florida. BLUSA offers U.S. and international private banking services as well as a full range of securities and insurance products through its brokerage subsidiary, Leumi Investment Services Inc. BLUSA is the largest subsidiary of the Leumi Group, founded in 1902.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Bank Leumi USA
and Subsidiaries

Consolidated Statements of Financial Condition
(Dollars in Thousands)

	As of Dec. 31, 2007	as of Dec. 31, 2006
Assets		
Cash and Due from Banks	$ 101,969	$ 83,782
Federal Funds Sold	–	25,000
Time Deposits with Banks	500	25,500
Securities	1,947,805	2,287,466
Loans	3,515,743	3,063,162
Less: Allowance for Loan Losses	63,034	63,123
Loans – Net	3,452,709	3,000,039
Bank Premises and Equipment	19,156	21,744
Other Assets	292,044	307,151
Total Assets	**$ 5,814,183**	**$ 5,750,682**
Liabilities		
Non Interest Bearing Deposits	$ 448,000	$ 493,384
Interest Bearing Deposits	4,440,072	4,293,479
Other Borrowings	238,000	310,000
Other Liabilities	132,730	137,335
Long-Term Debt	100,000	100,000
Shareholders' Equity	**455,381**	**416,484**
Total Liabilities and Shareholders' Equity	**$ 5,814,183**	**$ 5,750,682**

**Bank Leumi USA
and Subsidiaries**

Consolidated Statements of Income
(Dollars in Thousands)

	Years Ended December 31,	
	2007	2006
Interest Income	$ 332,294	$ 306,250
Interest Expense	221,837	212,952
Net Interest Income	110,457	93,298
Less: Provision for loan losses	2,000	3,000
Net Interest Income after Provision for loan losses	108,457	90,298
Non Interest Income	49,439	47,613
Non Interest Expense	109,089	100,043
Income before Income Taxes	48,807	37,868
Income Tax Expense	18,303	12,026
Net Income	**$ 30,504**	**$ 25,842**

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3-6 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 3 to 6 March 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
3 March 2008	Exercise of Options	Leumi Options 01/06	6040125	219,833	No
6 March 2008	Exercise of Options	Leumi Options 01/06	6040125	322,700	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,460,131,881	1,460,674,414

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	37,551,477	37,008,944	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il